Exhibit 1

OI S.A.

CNPJ/MF nº 76.535.764/0001-43

NIRE 33.300.29520-8

Publicly-held Company

MATERIAL FACT

Restructuring settlement DISCUSSIONS

Oi S.A. – In Judicial Reorganization (“Oi,” and together with certain of its affiliates, the “Company”), in compliance with Article 157, paragraph 4 of Law 6,404/76 and pursuant to CVM Instruction No. 358/02, hereby informs its shareholders and the market in general that, as described herein, the Company has held a meeting with certain holders (the “Noteholders”) of, or managers of entities holding, beneficial interests in, (i) the 9.750% Senior Notes due 2016 issued by Oi, (ii) the 5.125% Senior Notes due 2017 issued by Oi and guaranteed by Telemar Norte Leste S.A. – In Judicial Reorganization (“Telemar”), (iii) the 9.500% Senior Notes due 2019 issued by Oi and guaranteed by Telemar, (iv) the 5.500% Senior Notes Due 2020 issued by Oi and guaranteed by Telemar, (v) the 5.625% Senior Notes due 2021 issued by Oi Brasil Holdings Coöperatief U.A. – In Judicial Reorganization (“Oi Coop”) and guaranteed by Oi, (vi) the 5.750% Senior Notes due 2022 issued by Oi Coop and guaranteed by Oi, (vii) the 6.250% Senior Notes due 2016 issued by Portugal Telecom International Finance B.V. – In Judicial Reorganization (“PTIF”) and guaranteed by Oi, (viii) the 4.375% Notes due 2017 issued by PTIF and guaranteed by Oi, (ix) the 5.875% Senior Notes due 2018 issued by PTIF and guaranteed by Oi, (x) the 5.000% Senior Notes due 2019 issued by PTIF and guaranteed by Oi, (xi) the 4.625% Senior Notes due 2020 issued by PTIF and guaranteed by Oi, (xii) the 4.500% Notes due 2025 issued by PTIF and guaranteed by Oi, and (xiii) the 5.242% Senior Notes due 2017 issued by PTIF and guaranteed by Oi (collectively, the “Notes”).

Confidentiality Agreements with Members of the Steering Committee of the International Bondholder Committee and the Steering Committee of the Ad Hoc Group of Bondholders

On October 10, 2017, the Company executed confidentiality agreements (the “IBC/AHG Confidentiality Agreements”) with the Noteholders who are members of the Steering Committee of the International Bondholder Committee (the “IBC”) and the Steering Committee of the Ad Hoc Group of Bondholders (the “Ad Hoc Group”) to facilitate potential discussions and negotiations concerning the Company’s capital structure and potential alternatives for a proposed restructuring of, and capital infusion by means of a capital increase into, the Company (a “Potential Transaction”).  Pursuant to the IBC/AHG Confidentiality Agreements, the Company agreed to disclose publicly, after the expiration of a period set forth in the IBC/AHG Confidentiality Agreements, certain information (the “Confidential Information”) regarding, or shared in connection with, the discussions and/or negotiations that have taken place between the Company, the IBC and the Ad Hoc Group concerning a Potential Transaction.  The information included in this press release and certain documents posted on the Company’s website referenced herein are being furnished to satisfy the Company’s public disclosure obligations under the IBC/AHG Confidentiality Agreements.  The IBC/AHG Confidentiality Agreements have terminated in accordance with their terms, except as otherwise provided therein.

Meeting with the IBC and Ad Hoc Group

On October 10, 2017, representatives of the Company and the Company’s financial and legal advisors (the “Company Representatives”) met (such meeting, the “IBC/AHG/ECA Meeting”) in New York with representatives of the IBC, the Ad Hoc Group, advisors to certain export credit agencies (the “ECAs”) that hold Class III Claims, and the IBC’s and the Ad Hoc Group’s respective financial and legal advisors (the “IBC/AHG/ECA Representatives”) to disclose (but expressly not to negotiate) the terms of a Potential Transaction.

As of the date hereof, no negotiations have been held and no agreement concerning the terms of a Potential Transaction has been reached with the IBC, the Ad Hoc Group or the ECAs.  While negotiations between these parties and the Company may occur in the future, there can be no assurance that negotiations will occur or if they do occur, that they will result in an agreement regarding the terms of a Potential Transaction.

Confidential Information

During the IBC/AHG/ECA Meeting, the Company Representatives shared two presentations with the IBC, Ad Hoc Group, and ECA Representatives: (1) a presentation (the “Laplace Presentation”) prepared by the Company’s financial advisor, Laplace Finanças, regarding the Company’s restructuring under a new version of the plan of reorganization (the “New Version of the Plan”) filed substantially contemporaneously herewith in the judicial reorganization proceeding of the Company pending in Brazil and (2) a presentation prepared by the Company regarding the Company’s recent revisions to its long term business plan and capital expenditure program (the “Company Presentation” and, together with the Laplace Presentation, the “Presentations”).

In addition to the Presentations, the Company Representatives shared orally certain Confidential Information with the IBC/AHG/ECA Representatives to clarify the Confidential Information included in the Presentations.  Specifically, the Company Representatives stated that:

•         they anticipate that capital expenditures in the second half of 2017 will be higher than the first half;

•         they aimed to address a portion of the liquidated and unliquidated claims (the “Anatel Claims”) Agência Nacional de Telecomunicações holds or may hold against the Company in various ways, including by applying the approximately BRL 1.3 billion of judicial deposits made by the Company in connection with ongoing administrative proceedings in Brazil to reduce the total amount of the Anatel Claims by the amount of such judicial deposits and that the amounts of payments on account of the Anatel Claims as set forth in the Laplace Presentation are net of the deposits;

•         the opportunity to fund or backstop all or any portion of the “Strategic Creditor Capital Increase” (as described in the Laplace Presentation) will be offered to all unsecured creditors that elect the conversion option, and to date, the Company has not obtained any commitments from any party to backstop or fund such Strategic Creditor Capital Increase or to support the New Version of the Plan;

•         the Forecasted Cash Flow of Joint Alternative Restructuring Plan until 2020 on page 5 of the Laplace Presentation does not include the proceeds of asset sales;

•         as illustrated on slide 22 of the Laplace Presentation, the Strategic Creditor Capital Increase may be funded by either contributing new cash or equitizing claims—the price for the new cash portion will be equal to a 30% discount to the future VWAP, and the price for the portion funded by equitizing claims would be equal to a premium of 42% above the future VWAP; and

•         although the “first call” general meeting of creditors is scheduled for October 23, 2017 (the “First Call GCM”), they did not know if the requisite quorum of holders of claims eligible to vote on the New Version of the Plan would be present at the First Call GCM and that, if such a quorum is not present at the First Call GCM, the New Version of the Plan would be voted on at the “second call” general meeting of creditors scheduled for November 27, 2017.

In addition, to the foregoing, the Company Representatives and the IBC/AHG/ECA Representatives discussed the non-assignable instrument providing for a principal amount thereunder equal to the amount of such holders’ prepetition unsecured claims (such claims, the

“Class III Claims”) offered as one treatment option under the New Version of the Plan (the “Par Fixed Payment Debt Instrument Option”) that holders of Class III Claims would be entitled to elect to receive under the New Version of the Plan.

Under the New Version of the Plan, in the event that the Par Fixed Payment Debt Instrument Option is oversubscribed, the excess of Class III Claims the holders of which selected the Par Fixed Payment Debt Instrument Option over the subscription cap for the Par Fixed Payment Debt Instrument Option would be treated by default under another treatment option under the New Version of the Plan providing for, among other things, the general payment option described on slide 15 of the Laplace Presentation (the “General Payment Default Option”) and as set forth in the New Version of the Plan; such General Payment Default Option provides a debt instrument with a 19-year term, a 10-year principal grace period and interest rate of TR+0.5% p.a. for credits in Brazilian Reais and of 0.5% p.a. for credits in U.S. Dollars or Euros.

Certain Other Important Information

In addition to the disclaimers and qualifiers set forth in the materials themselves, all statements made in the Presentations are in the nature of settlement discussions and compromise, are not intended to be and do not constitute representations of any fact or admissions of any liability and are for the purpose of attempting to reach a consensual compromise and settlement.  In the event that any statement herein or in the Presentations is inconsistent with or conflicts with the New Version of the Plan, the terms and conditions of the New Version of the Plan prevail.  Nothing contained in the Presentations is intended to or shall be construed to be an admission or a waiver of any rights, remedies, claims, causes of action or defenses.  The information contained in the Presentations is for discussion purposes only and shall not constitute a commitment to consummate any transaction, or otherwise take any decisions or actions contemplated in the Presentations.

Furthermore, the contents of the Presentations shall not be construed as guidance by the Company in relation to its future results, and the Company does not assume and expressly disclaims any responsibility to update such contents or information at any time.

This communication does not constitute an offer to sell or a solicitation of an offer to buy securities.  This communication is not an offer to purchase or a solicitation of an offer to purchase with respect to any Notes or any other securities.

The Company has published the Presentations on its website, available at http://ir.oi.com.br (English) and http://oi.com.br/ri (Portuguese).

Rio de Janeiro, October 11, 2017.

Carlos Augusto Machado Pereira de Almeida Brandão

Chief Financial Officer, Investor Relations Officer and Officer

Oi S.A. – In Judicial Reorganization

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